EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Income before taxes	$196.9	$90.3	$170.5	$269.9	$226.3
Interest expense	60.2	39.1	42.4	44.5	31.1
Estimated interest component of rental expense	15.0	12.8	13.1	12.2	10.7
Total earnings available for fixed charges	$272.1	$142.2	$226.0	$326.6	$268.1

Fixed charges:
Interest expense	$60.2	$39.1	$42.4	$44.5	$31.1
Estimated interest component of rental expense	15.0	12.8	13.1	12.2	10.7
Total fixed charges	$75.2	$51.9	$55.5	$56.7	$41.8
Ratio of earnings to fixed charges	3.6	2.7	4.1	5.6	6.4